SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




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                                                  :
                In the Matter of                  :
                                                  :
      PUBLIC SERVICE COMPANY OF OKLAHOMA          :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8711                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26445 dated December 29, 1995, it is required that PSO file semi-annual reports providing the following information with respect to the activities related to its investment in RIKA Management Company, L.L.C., Universal Power Products, L.L.C., Automated Substation Development Company, L.L.C., and RC Training, L.L.C. (collectively referred to as the RIKA Companies): 1) a description of all products and services that were developed, in the process of development or being considered for development by the RIKA Companies during the period, 2) a description of any software or ancillary services provided to PSO by the RIKA Companies during the period, 3) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its debt and equity holdings in the RIKA Companies, and 4) a statement regarding the nature and consequences of any event of default under the development agreement occurring during the period, including any resulting change in the voting interests held by PSO in any of the RIKA
Companies and any exercise of control by PSO over the management and affairs of any of the RIKA Companies. This report covers the period July 1, 1997 through December 31, 1997.


1) DESCRIPTION OF ALL PRODUCTS AND SERVICES THAT WERE DEVELOPED, IN THE PROCESS OF DEVELOPMENT OR BEING CONSIDERED FOR DEVELOPMENT BY THE RIKA COMPANIES DURING THE PERIOD

        * The RIKA Companies continue to add relay test macros to their standard Ultra-test software package. They are in the process of developing a "vector program" which allows the user to do quick analysis of the real and reactive power components during relay testing.

        * The RIKA Companies are in the process of developing a software database that can be used to integrate the multiple substation/relay maintenance and testing software programs available on the market. The database is essentially complete. Development continues on the bi-directional links between this database and the other products available on the market. Sales of the product began in the fourth quarter for delivery in the first quarter of 1998.


2) DESCRIPTION OF ANY SOFTWARE OR ANCILLARY SERVICES PROVIDED TO PSO BY THE RIKA COMPANIES DURING THE PERIOD

        * CSW completed the purchase and installation of the Ultra-test relay testing package for each of its four electric operating companies, including PSO.

        * PSO continues to Beta test the substation automation program. RIKA Companies are working with CSW key account marketing representatives to demonstrate the substation automation solution to large CSW industrial customers that have indicated an interest for the product. No sales have been made to any CSW customers.

        * CSW sent approximately 10 engineers to the basic and advanced relay testing training schools developed and taught by the RIKA Companies.








3) STATEMENT OF ANY DIVIDENDS OR INTEREST PAID TO PSO, BOTH FOR THE PERIOD AND CUMULATIVELY, AS A RESULT OF ITS DEBT AND EQUITY HOLDINGS IN THE RIKA COMPANIES

        * Because of the delay in the release of the current version of Ultra-test, PSO agreed that the RIKA Companies should conserve its current cash reserves. As a result, PSO's current semi-annual interest payment was postponed. None of the provisions of the agreement were modified nor were any other considerations given as a result of this decision. The amount of the interest payment deferred was $45,874 with a cumulative amount of $137,622 postponed thus far. PSO's cumulative interest received from the RIKA Companies is $45,874.

        * The RIKA Companies paid no dividends to PSO during the reporting period.


4) STATEMENT REGARDING THE NATURE AND CONSEQUENCES OF ANY EVENT OF DEFAULT UNDER THE DEVELOPMENT AGREEMENT OCCURRING DURING THE PERIOD

             No events of default occurred during the reporting period.




                                S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 27th day of February 1998.

                                            Public Service Company
                                            of Oklahoma

                                            /S/ R. RUSSELL DAVIS
                                                R. Russell Davis
                                                Controller and Chief
                                                Accounting Officer